SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                            TRIKON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   896187 40 8
                           --------------------------
                                 (CUSIP Number)

                      SPINNER GLOBAL TECHNOLOGY FUND, LTD.
                         C/O CITCO NV, KAYA FLAMBOYAN 9
                              P.O. BOX 812, CURACAO
                               NETHERLAND ANTILLES
                                  599973221911
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-603-2000

                                  JUNE 2, 2003
                            -------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 896187 40 8                 13D                      PAGE 2 OF 5 PAGES
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Spinner Global Technology Fund, Ltd.
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*

          WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
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 NUMBER OF       7    SOLE VOTING POWER
   SHARES
BENEFICIALLY          1,566,523 shares (including 92,593 shares subject to
  OWNED BY            presently exercisable warrants)
    EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                 8    SHARED VOTING POWER

                      - 0 -
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                 9    SOLE DISPOSITIVE POWER

                      1,566,523 shares (including 92,593 shares subject to
                      presently exercisable warrants)
--------------------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,566,523 shares (including 92,593 shares subject to
             presently exercisable warrants)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
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


ITEM 1.   SECURITY AND ISSUER
          -------------------

          The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2003, together with Amendments No. 1, No. 2 and No. 3 thereto, filed on May 13, 2003, May 16, 2003 and May 23, 2003, respectively (collectively, the "Prior Schedules"), relating to the common stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a Delaware corporation (the "Company"), is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Prior Schedule.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a) and (b) The person filing this statement is Spinner Global Technology Fund, Ltd. (the "Reporting Person"). The Reporting Person's address is C/O Citco NV, Kaya Flamboyan, P.O. Box 812, Curacao, Netherlands Antilles.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          Item 4 is hereby amended to add the following:

          On May 22, 2003, immediately after the Company held its Meeting, the Company contacted the Reporting Person expressing a desire to drop the litigation underlying its Complaint against the Reporting Person and Arthur C. Spinner. On June 2, 2003, the litigation was terminated upon the filing of a Stipulation of Dismissal whereby the Company withdrew its claims and the action was dismissed without prejudice. The termination of the litigation confirms the Reporting Person's position that its statements in its prior filings on Schedule 13D were accurate. The Reporting Person was of the view that the Company used the litigation in an attempt to deter other Company shareholders from supporting the Reporting Person's nominees and position.

          The Reporting Person has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs herein, including in the Prior Schedules. However, given its continuing concern with the management and the performance of the Company, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at the time, which may include communicating with other stockholders with regard to the activities of the Company, making recommendations as to the management of the Company, initiating or participated in future proxy solicitations with respect to Company matters, and purchasing or selling shares of the Company's Common Stock.

ITEM 6.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

    No.   Description
    ---   -----------

    7.    Stipulation of Dismissal in the matter of Trikon Technologies, Inc.
          v. Spinner Global Technology Fund, Ltd. and Arthur C. Spinner


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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 2003
                                         SPINNER GLOBAL TECHNOLOGY
                                           FUND, LTD.


                                         By: /s/ Arthur C. Spinner
                                            ------------------------------
                                             Name:  Arthur C. Spinner
                                             Title: Director


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